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July 23, 2010
CORRESPONDENCE FILED VIA EDGAR
Mr. Duc Dang
Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Morgans Hotel Group Co. Registration Statement on Form S-3 Filed June 29, 2010 File No. 333-167867
Dear Mr. Dang:
          On behalf of Morgans Hotel Group Co. (the “Company”), we are responding to the comments set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated July 20, 2010, related to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). Our responses to the Staff’s comments are set forth below. For ease of reference, our responses are set forth below the full text of the Staff’s correlative comment.
          The Company has today electronically transmitted via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). The changes reflected in Amendment No. 1 to the Registration Statement include those made in response to the comment letter received from the Staff.
Incorporation of Certain Information By Reference, page 27
1.	We note that you incorporate by reference any future filings you make “until the offering of the securities covered by this prospectus is completed.” Please note that you should specifically incorporate by reference any filings made after the date of the initial registration statement and prior to effectiveness. Please refer to Securities Act Forms - Compliance & Disclosure Interpretations, Question 123.05 for guidance and revise your disclosure accordingly.

Company Response: In response to the Staff’s comment, we have revised our disclosure in the

July 23, 2010

section entitled “Incorporation of Certain Information by Reference” in Amendment No. 1.
Part II — Information Not Required In Prospectus, page II-1
Item 16. Exhibits, page II-2
2.	We note that exhibit 25.1 indicates that the Statement of Eligibility of the Trustee will be filed by amendment or incorporated by reference. Please be aware that companies relying upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis must separately file the Form T-1 under the electronic form type “305B2.” In this situation, companies should not file the Form T-1 in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. Please refer Trust Indenture Act of 1939 — Compliance & Disclosure Interpretations, Section 220.01, and revise your exhibit index accordingly.

Company Response: In response to the Staff’s comment, we have revised our exhibit index in Amendment No. 1.
* * *
          The Company acknowledges your reference to Rules 460 and 461 relating to requests for acceleration of a registration statement. The Company intends to provide for adequate time after the filing of any amendments for further review before submitting a request for acceleration, to provide the requested acknowledgements of the Company, and to provide any acceleration request at least two business days in advance of the requested effective date.
          Please do not hesitate to call me at (202) 637-5686 if you wish to discuss the Company’s response to the Staff’s comment letter.

Sincerely,
/s/ Bruce W. Gilchrist

Bruce W. Gilchrist, Esq.

cc:	Erin E. Martin, Attorney-Advisor Richard Szymanski David Smail, Esq. J. Warren Gorrell, Jr., Esq.